[GTC TELECOM LETTERHEAD]




                                November 9, 2005




Via Edgar & U.S. Mail

Terry French
Accountant Branch Chief
Securities And Exchange Commission
Mail Stop: 3561-CF/AD 11
Washington, D.C., 20549

     RE:  GTC TELECOM CORP.
          ITEM 4.02 OF FORM 8-K
          FILED ON NOVEMBER 1, 2005
          FILE NO. 0-25703

Dear Ms. French:

     We are in receipt of your letter dated November 7, 2005 with respect to GTC Telecom Corp. (the "Company")'s Form 8-K filed on November 1, 2005 relating to
Item 4.02.  In response to your letter, please be advised as follows:

     Our certifying officers have considered the effect of the error on the adequacy of the Company's disclosure controls and procedures as of the end of the fiscal year ended June 30, 2004; the interim quarters ended September 30, 2004, December 31, 2004, and March 31, 2005; and the fiscal year ended June 30, 2005. We have determined that the error occurred as a result of a miscommunication between our prior Controller, who left the company in May 2004, and our Chief Financial Officer with respect to methodology used by our prior Controller in the consolidation of our foreign subsidiary. A step performed in the consolidation process was left out. Our certifying officers have re-examined the Company's internal controls and procedures to determine if any other such problems exist and have concluded that there is no systemic problems with respect to the our disclosure controls and procedures.

     We filed a restated Annual Report on Form 10-KSB/A which included restated financial statements for the fiscal years ended June 30, 2004 and June 30, 2005 on November 1, 2005. Restated Quarterly reports on Form 10-QSB/A for the interim periods ended September 30, 2004, December 31, 2004 and March 31, 2005 were filed with the Commission on November 3, 2005.

     In connection with your letter, this letter acknowledges that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the above reference filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

     If you have any other questions or require additional information regarding this issue, please do not hesitate to contact me.



                         Sincerely,

                         /s/ Gerald A. DeCiccio

                         Gerald A. DeCiccio
                         Chief Financial Officer
                         GTC Telecom Corp.